Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

May 21, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Jenn Do

Ms. Lisa Vanjoske

Mr. Jeffrey Gabor

Ms. Celeste Murphy

Re:	Legend Biotech Corporation

Registration Statement on Form F-1

Filed May 13, 2020

File No. 333-238232

Ladies and Gentlemen:

On behalf of our client, Legend Biotech Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 19, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Prospectus Summary, page 1

1.

We note your response to prior comment 1 and that you do not intend to use the data from LEGEND-2 as direct evidence of efficacy or safety in potential future regulatory approval submissions. Please tell us why you do not intend to use the data from LEGEND-2 as direct evidence of efficacy or safety and revise the registration statement, including the summary, accordingly.

May 21, 2020

Response to Comment 1

The Company respectfully advises the Staff that it does not intend to use the data from LEGEND-2 as direct evidence of efficacy or safety in its potential future regulatory approval submissions because for regulatory approval, direct evidence of efficacy and safety is required from registrational trials. As described in the Registration Statement, the Company intends to use the data from its CARTITUDE-1 registrational trial for regulatory approval submissions in the United States, Europe and Japan and the Company intends to use the data from its CARTIFAN-1 registrational trial for a regulatory approval submission in China. Since LEGEND-2 was not a registrational trial, the Company can only use data from the trial to provide indirect supportive evidence.

Accordingly, in the next amendment to the Registration Statement, the Company will include the following disclosure on page 1 in the summary and on page 129:

“While we do not intend to use the data from LEGEND-2 as direct evidence of efficacy or safety in our potential future regulatory approval submissions as LEGEND-2 was not a registrational trial, we may use the data from LEGEND-2 trial as indirect supportive evidence in future regulatory submissions.”

Collaborative Research and License Agreement with Noile-Immune Biotech Inc., page 137

2.

We note your disclosure that the royalties are payable, on a product by product and country by country basis, until the latest to occur of the expiration of the last to expire valid claim covering such product in such country, the expiration of regulatory exclusivity for such product in such country, or a specified number of years after the first commercial sale of such product in such country. Please revise your description of this agreement to clarify when the royalty term ends.

Response to Comment 2

In response to the Staff’s comment, in the next amendment to the Registration Statement, the Company will modify the second paragraph of the description of the Collaborative Research and License Agreement with Noile-Immune Biotech Inc. on page 137 as follows (with underlining to emphasize the proposed revision from the disclosure included in the Registration Statement):

“In consideration for the grant of the exclusive license under the Noile-Immune Agreement, we are obligated to pay to Noile-Immune an initial payment upon target selection and milestone payments for the achievement of specified development milestones of up to $70 million in the aggregate on a target-by-target basis. Noile-Immune will also be entitled to receive royalties based on net sales of the products developed under the Noile-Immune Agreement at single-digit percentages, subject to specified reductions. These royalties are payable, on a product-by-product and country-by-country basis until the latest to occur of: the expiration of the last to expire valid claim covering such product in such country, the expiration of regulatory exclusivity for such product in such country, or the tenth anniversary after the first commercial sale of such product in such country.”

May 21, 2020

Competition, page 142

3.

We note your response to prior comment 4. To the extent that you are aware of certain patents owned or controlled by potential competitors with claims that could be construed to cover certain of your product candidates, please tell us why the identification of the specific patents and patent applications as well as their holders/applicants would not be material to an investment decision.

Response to Comment 3

The Company respectfully advises the Staff that in connection with the Company’s last confidential submission of the draft registration statement prior to the public filing of the Registration Statement, the Company had conducted a detailed review of its draft disclosures that are the genesis of this Comment.

In particular, following the discussion between Cooley LLP and members of the Staff on May 5, 2020, we now understand that the statement “we are aware of certain patents owned or controlled by potential competitors with claims that could be construed to cover certain of the Company’s product candidates” created the wrong impression that the Company was aware of certain valid patents of competitors upon which LCAR-B38M was infringing. The fact is, although the Company is aware of certain patents owned or controlled by competitors which contain claims that such competitors could allege cover LCAR-B38M, the Company believes that those patent claims are not valid.

It was only a result of the helpful insight of the Staff that it understood that the previous language as drafted was creating an unintended result. Accordingly, the Company revised the last submission of the draft registration statement to delete that statement. The Company believes that the current language more appropriately and accurately states that (1) there are a number of patents and patent applications in this very competitive landscape, (2) the only salient risk is that holders of those patents or patent applications that are competitors of the Company could allege infringement against the Company with respect to its product candidates, but (3) the Company believes these allegations, if made, would be meritless because those patents are invalid.

The Company agrees with the Staff that, if it was aware of patents owned or controlled by potential competitors which the Company believes contain valid claims actually being infringed by the Company’s product candidates, then disclosure of those specific patents and patent applications as well as their holders/applicants would be appropriate. However, this is not the present case. As explained above, it is respectfully submitted that the original intent of the previous disclosure is now more accurately and appropriately presented in the Registration Statement.

May 21, 2020

In addition, the Company believes that identification of any specific patents or patent applications would be misleading to investors in light of the fact that the Company is not aware of any allegations of patent infringement against the Company, nor does it believe its product candidates infringe any valid claims in any third-party patent. To identify any specific patents or patent applications would unnecessarily highlight them in an inappropriate manner. It would place undue prominence on specific patents or patent applications, none of which have been, or can be with any merit, alleged to be infringed.

The Company believes that its current disclosure on this topic appropriately conveys all material information regarding the disclosed risk to enable investors to make an informed investment decision. Moreover, the Company believes that its disclosure is consistent with the level of disclosure made by other public companies in the CAR-T space (and across the life sciences industry generally) in their registration statements or in the periodic reports as it relates to this topic.

For the foregoing reasons, the Company respectfully submits that the current disclosure regarding the risks of patent infringement is appropriate for an investor to understand and make an informed decision regarding an investment in the Company.

5. Revenue, Other Income and Gains, page F-29

4.	With regard to your response to comment 6, please revise the disclosure as necessary to more clearly explain that there were two payments and:

•

clarify that the U.S. right-to-use license amount of $22.2 million was recognized in 2017 by Legend USA and the non-U.S. territories license amount of $7.6 million was recognized in 2018 by Legend Ireland; and

•

clarify that development services are included within the obligation that is currently labeled “joint steering committee” as you state in your response “it was determined that the largest portion of transaction price should be allocated to the JSC services as the Company is responsible for a significant portion of the development work prior to commercialization”. Labelling the obligation as “joint steering committee” appears to be too narrow.

Response to Comment 4

In response to the Staff’s comment, in the next amendment to the Registration Statement, the Company will include the following disclosure on pages 109, F-22 and F-29 (with underlining to emphasize the proposed revision from the disclosure included in the Registration Statement):

Page 109:

“Steering committee services

In assessing whether the preparation and participation in a Joint Steering Committee which leads to the commercialization of a new drug, or the JSC service, is a promised service in the arrangement with Janssen, we concluded that the services are capable of being distinct from the intellectual property

May 21, 2020

licenses and distinct within the context of the contract based on a careful evaluation of the specific facts and circumstances. It was determined that the largest portion of the transaction price should be allocated to the JSC service as we are responsible for a significant portion of the development work prior to commercialization. The performance obligation is satisfied over time as services are rendered. Revenue from JSC service is recognized on a straight-line basis over the period when the JSC service is provided.”

Page F-22:

“Steering committee services

In assessing whether the preparation and participation in a Joint Steering Committee which leads to the commercialization of a new drug (“JSC service”) is a promised service in the arrangement, the Group concluded that the services are capable of being distinct from the intellectual property licenses and distinct within the context of the contract based on a careful evaluation of the specific facts and circumstances. It was determined that the largest portion of the transaction price should be allocated to the JSC service as the Group is responsible for a significant portion of the development work prior to commercialization. The performance obligation is satisfied over time as services are rendered. Revenue from JSC service is recognized on a straight-line basis over the period when the JSC service is provided.

Pursuant to the license and collaboration agreement, both the Group and the customer jointly perform research and development activities and share the related costs. The research and development activities conducted by the Company are included within the JSC service performance obligation and are a significant input to the JSC service to achieve commercialisation of the new drug. Therefore, performing such research and development activities under the arrangement is not considered a distinct performance obligation.”

Page F-29:

“Revenue from the rendering of services, sales of goods and licensing of intellectual property is recognized at a point in time. The U.S. right-to-use license amount of US$22.2 million was recognized in 2017 by Legend USA and the non-U.S. territories license amount of US$7.6 million was recognized in 2018 by Legend Ireland. Revenue from licensing of intellectual property in 2018 represents revenue recognized for the right to use the license in non-US territories, which was transferred in 2018 when the customer is able to use and benefit from the license. Revenue from licensing of intellectual property in 2019 represents variable consideration relating to the milestone payments which were constrained in prior years but included in the transaction price in 2019 when the milestones were highly probable achieved. At inception, the amount allocated to licensing of intellectual property was US$30 million, which was updated to US$34.5 million as at December 2019.”

May 21, 2020

20. Contract Liabilities, page F-42

5.	In order to avoid confusion, please include your response to comment 7 in the disclosure to clarify that:

•

the $204.4 million balance of contract liabilities at January 1, 2018 represented the amount of $227.5 million to be paid by Janssen to Legend USA less the license revenue and JSC service revenue of $23.1 million recognized in 2017;

•	the $227.5 million was received in January 2018;

•	the remaining $122.5 million of the $350 million upfront payment became due in 2018 when Legend Ireland, owner of the non-U.S. license, began its collaboration with Janssen in 2018; and

•	the $122.5 million was received in March 2018.

Response to Comment 5

In response to the Staff’s comment, in the next amendment to the Registration Statement, the Company will include the following disclosure on page F-43 (with underlining to emphasize the proposed revision from the disclosure included in the Registration Statement):

“Contract liabilities include advances received/due for payment under the license and collaboration agreement at the end of each year. Contract liabilities are recognized as revenue upon the Group satisfying its performance obligations under the agreement. The US$204.4 million balance of contract liabilities at January 1, 2018 represented the amount of US$227.5 million to be paid by a customer to Legend USA less the license revenue and JSC service revenue of US$23.1 million recognized in 2017. The US$227.5 million was received in January 2018. The remaining US$122.5 million of the US$350 million upfront payment under the agreement became due in 2018 when Legend Ireland, owner of the non-U.S. license, began its collaboration with a customer in 2018. The US$122.5 million was received in March 2018. The increase in contract liabilities in 2018 and 2019 was mainly due to the increase in upfront and milestone payments from a customer in relation to the agreement.”

*    *    *    *

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at (212) 479-6474, Robert W. Phillips at (415) 693-2020 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Yuan Xu, Ph.D., Legend Biotech Corporation

Ying Huang, Ph.D., Legend Biotech Corporation

Robert W. Phillips, Cooley LLP

Richard C. Segal, Cooley LLP

Mark Ballantyne, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP